September 18, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity Inc.

Registration Statement on Form S-1

File Number: 333-220128

Dear Mr. Reynolds:

Reference is hereby made to the correspondence Celcuity Inc. (formerly Celcuity LLC) (the “Company”) submitted on September 14, 2017 via EDGAR requesting acceleration of the above-referenced Registration Statement so that it would become effective at 3:30 p.m. Eastern Time today (the “Prior Request”).

The Company hereby rescinds the Prior Request and, in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 3:30 p.m. Eastern Time on Tuesday, September 19, 2017, or as soon thereafter as possible.

Sincerely,

CELCUITY INC.

By	/s/ Brian F. Sullivan
Brian F. Sullivan, Chief Executive Officer